                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934



                                 NAVARONE, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)


        Nevada                                          13-4051167
------------------------                      ---------------------------------
(State of Incorporation)                      (IRS Employer Identification No.)




           c/o Salem Krieger, 228 East 85th Street, New York, NY 10028
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

                                 (212) 439-6268
--------------------------------------------------------------------------------
                           (Issuer's Telephone Number)

Securities to be registered under Section 12(b) of the Act:

None


Securities to be registered under Section 12(g) of the Act:

        Title of Each Class                  Name of Each Exchange on Which
        to be so Registered                  Each Class is to be Registered
        -------------------                  ------------------------------

Shares of Common Stock, par value $.001                 OTC Bulletin Board
---------------------------------------       ----------------------------------



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                                     PART I

Item 1.  Description of Business.

         The Company is engaged in the development of original novelty items in connection with the photographic industry. If funds permit, the Company may seek patent and trademark protection on its products, and also intends to try to manufacture and market its inventions.

         The Company is filing this Form 10-SB voluntarily because it wishes to qualify to have its securities traded on the Electronic Bulletin Board of the NASD. North Coast Securities, Inc., an NASD-member broker-dealer, has expressed a willingness to act as marketmaker in the Company's securities and to file an application for this purpose with the NASD. As of the date of the Form 10-SB, no such application had yet been filed.

         The Company is presently pursuing development of two products. The first is called Booger Bubble Gum collectible card packages, designed to appeal to pre-teen children and based on the concept of packaged baseball cards containing a stick of chewing gum. Instead of cards bearing photos of ball players, the Company's cards will bear photos or drawings of grotesque characters and scenes, designed to "gross out" kids, including "boogers." The company intends to develop at least ten or twelve different characters or scenes, with each package containing two cards. The Company believes there is a potential market for this item based on the marketing success of such items as the Pet Rock, Garbage Rocks (miniature garbage cans filled with pieces of bubble gum colored to look like trash) and similar novelty items. There is no guarantee that this product will prove to be patentable, or that manufacturing, marketing and sales will ever occur.

         The Company's second product, which is also in development, is the Cloud Lamp, a small decorative lamp inside a clear plexiglass box, supported by a frosted or semi-opaque white plexi base, containing pre-sunset clouds constructed of small balls of cotton and nylon thread, and a soothing photographic image which will appear to be lit from within. The lamp is designed as a mood-setter, for ambience in a room, not unlike lit aquariums filled with colorful fish. This decorative lamp, which may be called the Serenity Lamp, can be used in living rooms or bedrooms as part of the decor to create a certain atmosphere. The Company is presently unaware of any similar item which is already on the market. The Cloud Lamp, or Serenity Lamp, would be marketed to a more mature segment of the market than the Booger Bubble Gum collectible packages.

         The Company is presently considering the possibility of marketing its products directly to consumers via the Internet. A computer consultant was retained and paid to commence development of a World Wide Web site for advertising its two inventions, but design of the website is not complete. No guarantee can be given, however, that the Company will have sufficient funds to complete development of its Web Site or otherwise to commence manufacturing or marketing of its products.

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         Initial costs are being kept low by not having any full-time employees.
At least initially, the Company believes it will only require the services of artists, prototype designers and counsel, including possibly patent counsel, all of whom have been, or will be, compensated as independent contractors and not as employees. Each of the Company's two officers received a one-time payment in the amount of $2,500 for services rendered and to be rendered on the Company's behalf. The Company's president, Salem Krieger, utilized his $2,500 payment in connection with development of the Booger Bubble Gum collectible card prototype, and this has been recorded as a contribution to capital. Additional funds have been paid directly to the Company's president, which funds have been used for product development and for creation of the Bubble Gum card prototype. Mr. Krieger used his own funds, in an amount less than $500, for creation of a very rough prototype of the Cloud Lamp. He is not seeking and will not seek reimbursement for this amount. Additional funds may be paid to the Company's officers for their services, funds permitting, and subject to Board determination in the future.

         Patent counsel has not yet been consulted regarding the Company's products. The officers chose instead to utilize the Company's limited funds for product development for the foreseeable future.

         The Company has no formal day-to-day operations. Instead, the Company's president, Salem Krieger, has spent $6,000 to date on development of a prototype for the Booger Bubble Gum package, utilizing his own photography studio and in some cases using materials already on hand. A bubble gum manufacturer has been identified and consulted, but no agreement has yet been entered into for purchase of any of the sticks of bubble gum for inclusion in the prototype. Using the services of professional models, and utilizing his own photography studio, Mr. Krieger has completed a prototype package containing five different cards with photographic images. A wrapper for the package has not been completed yet, and Mr. Krieger expects to complete the wrapper during the month of July at an expense of approximately $1,000, which the Company has available.

         Mr. Krieger has identified several individuals and companies which specialize in licensing novelty items, and has commenced discussions with them concerning possible licensing of the Booger Bubble Gum card packages. No agreements have yet been entered into. Assuming there is interest on the part of at least one such licensing entity, the Company intends to enter into an agreement whereby the other entity will assume manufacturing responsibilities and will attempt to market the Booger Bubble Gum card packages, and in return, the Company will receive a royalty on all units sold. At the present time, the Company has not yet determined at what price the card packages should be sold or what percentage of the sale price of each item should be returned to the Company in the form of a royalty on sales.

         With regard to the Cloud Lamp, the Company expects to complete manufacture of a more refined prototype of this item during the month of July, at a projected cost of approximately $1,500. Once the prototype is completed, Mr. Krieger again will consult with licensing specialists in the hope of obtaining an agreement by which the licensing specialist will manufacture and

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market the Cloud Lamp, with a percentage of the profits from sale of this item to be returned to the Company.

         The Company is also pursuing other possible alternatives for marketing of the Booger Bubble Gum cards and the Cloud Lamp, including via the Internet and direct marketing through advertisements placed in periodicals which have not yet been selected. The Company is presently reviewing possible sources of advertisement for its products but has not yet made a determination as to which would be the best for the Company's products.

         The Company's current activities with regard to the Bubble Gum package consist of and are limited to: creation of a prototype and initial consultation with prospective sources of licensing of the product. The Company's president is also investigating possible sources of potential advertising for its products.

         Some of the material risks involved in the Company's proposed marketing of its two products include the costs of advertising, and the risk that the Company may be unable to reach an appropriate agreement with a licensing company.

         The Company does not believe its Bubble Gum package will be affected by any governmental safety rules or regulations, provided that it enters into an agreement to purchase the bubble gum for inclusion in the card packages from a manufacturer who can demonstrate that it complies with any requirements of the Food and Drug Administration. The Company has already identified one manufacturer of the bubble gum and has commenced preliminary discussions with the owner concerning potential costs for purchase of the gum in bulk.

         The Company is unable to provide an estimated timetable for commencement of operations at this time. It must first complete the prototype of the Bubble Gum package and the Cloud Lamp, and contract with a licensing company for manufacture of one or both products. Management believes it will have both prototypes finished by the end of July, but no guarantee can be given in this regard. No guarantee can be given with regard to finalizing an appropriate agreement with a licensing company.

         In the event the Company's funds are depleted prior to finalizing an agreement with a licensing company, it may be necessary to raise additional funds. No sources of funding have yet been identified. Management is contemplating conducting a second offering of securities pursuant to an SB-2 registration statement. It is highly likely that the Company will need additional funding within the next year. There is no guarantee that the Company's present shareholders will be willing to invest additional funds or that the Company would be able to locate an underwriter willing to underwrite a securities offering, or that such an offering would be successful if commenced.

         In the event the Company is unable to conduct its proposed business, and should it be unable to raise additional funding, it is likely that it would become what is known as a "shell"

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company, or a company which has failed at its proposed business plan but continues to exist as a public entity. The Company has no plans to liquidate if it fails to receive sufficient funding or otherwise fails at its proposed business. Instead, the Company would in all probability seek to merge with or acquire another presently unidentified business, and the Company's officers believe that in such event, they would give substantially higher consideration and priority to companies which have already commenced operations. No assurance can be given that the Company would be able to locate and identify a suitable candidate for such merger or acquisition transaction.

         It is presently impossible for the Company to provide reasonable estimates of the amount of funding necessary for its two proposed products during the next twelve months, because certain costs and expenses would only be incurred if orders were received. As indicated elsewhere herein, the Company is hoping to enter into a licensing agreement whereby it would not incur the costs of manufacturing or fulfillment of orders. While the Company intends to continue to keep its overhead low, it will incur expenses simply by virtue of being a public company, including legal and accounting fees for the preparation and filing of periodic reports, and the costs of filing such reports via EDGAR with the SEC. Such fees can be estimated at approximately eight thousand ($8,000) during the next year. The Company's cash currently on hand may be sufficient but if not, a second offering of securities might be necessary, with all of the attendant risks. Among the risks are the fact that the issuance of a sizable number of additional shares of the Company's common stock would make the Company a less attractive entity for merger or acquisition, in the event it should eventually fail at its business plan and become a "shell" company.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

         The Company has utilized a portion of the net proceeds from its offering of securities toward expenses in connection with design and manufacture of a prototype for its Bubble Gum collectible card package, which is close to completion. Only a very rough prototype of the Cloud Lamp is complete, but a more refined model is expected to be completed within the month of July at a cost of approximately $1,500. The prototype for the Booger Bubble Gum card package is complete except for the wrapper, which is expected to be completed during the month of July for an additional cost of approximately $1,000. The Booger Bubble Gum card package prototype will in all likelihood not contain any bubble gum, as the Company has not yet entered into any arrangements for purchase of the bubble gum, although a manufacturer has been identified and approached. Management believes that sufficient funds remain for completion of the creation of the two prototypes. To the extent that funds are insufficient for the entire process of prototype design on the two products, Management believes that it may be necessary to conduct a second offering of securities to supplement existing funds, in order to purchase the raw materials necessary to commence manufacturing of the Cloud Lamp and to purchase the bubble gum for inclusion in the packages of the Booger Bubble Gum collectible cards. Management has not yet made a determination as to whether or not to seek a patent search and possible patent protection for either of its two products.


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         As discussed elsewhere herein, the Company is presently pursuing the possibility of a licensing arrangement whereby it would receive a royalty on each of its items sold. No agreements have yet been entered into, but the Company's president, Salem Krieger, has consulted with several individuals and entities who are engaged full-time in the licensing of novelty products.

         The Company intends to continue to voluntarily file periodic reports in the event its obligation to do so is suspended under the Exchange Act. However, the Company will only be able to continue to file such reports to the extent it has sufficient funds to pay the associated costs including legal, accounting and printing/filing expenses.

         The Company presently has no formal day-to-day operations. The Company's president spends a small amount of time in the design and completion of prototypes of the Company's two products, less than five percent of his time. The Company's secretary-treasurer spends even less time on the Company's affairs, only a negligible portion of his time.

         With the exception of a computer consultant whose services were retained for development of a WorldWide Website, the Company's officers do not know of any particular consultants or advisers who might be retained by the Company. In the event it becomes necessary or advisable to retain the services of additional workers, the officers will consider whether the proposed candidate has sufficient experience in the particular area of performance. The Company is not presently contemplating the retention of any consultants.

         The Company is not a party to any preliminary agreement or understanding with regard to the hiring of any consultants, and the Company will not pay any consulting fees to its officers or to principal shareholders. In the event the Company becomes a "shell" company and seeks to locate and identify potential merger or acquisition candidates, no consulting fees will be paid either to the officers or to principal shareholders, and no finders' fees will be paid to any of such persons in connection with the identification of potential candidates for business recombination.

         At the present time the Company is not a party to any preliminary agreement or understanding with respect to any loan agreement involving its officers, directors or affiliates or any lending institutions. The Company does not intend to make any loans to any affiliated person, and the officers are unaware of any circumstances which could operate to change this position against the making of loans.

         The Company is not a party to any plan, proposal, arrangement or understanding with respect to the sale or issuance of additional securities in the near future. Further, none of the company's officers, directors, promoters, their affiliates or associates have had any preliminary contact or discussion with any representatives of the owners of any business or company regarding the possibility of acquisition or merger transactions, and there are no present plans, proposals, arrangements or understandings in such regard with any such representatives.


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         In the event the Company should become a "shell" company, interested in consummating a merger or acquisition transaction with another entity, the Company will endeavor to obtain complete disclosure documentation, including audited financial statements, concerning a target company and its business, and to provide the Company's shareholders with such disclosure on a voluntary basis. However, should the Company find itself in a position where it is contemplating a merger or acquisition with a particular business which, in the opinion of the Company's management, is a viable candidate with significant business prospects, the inability of the target company to produce audited financial statements prior to the consummation of a merger or acquisition will not, in and of itself, serve to prevent the transaction, provided that the target company undertakes, in the definitive merger or acquisition contract, to obtain audited financial statements in the near future following the transaction, and to make all necessary periodic SEC filings.

         The Company has no intention of borrowing funds and using the proceeds therefrom to make payments to the Company's promoters, management or their affiliates or associates. The only exception might be the payment of legal fees to the Company's counsel, who is also a principal shareholder, for legal services in connection with a second offering of securities and/or the preparation and filing of periodic reports on the Company's behalf.

         The Company is not a party to any arrangement, agreement or understanding between non-management shareholders and management, under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs. The Company's affairs are management by, and will continue to be managed by, its board of directors, acting as a body and without the influence of other parties. All shareholders are free to exercise their vote either for or against the current members of the Board of Directors, and it is therefore impossible to say whether or not non-management shareholders will continue to elect the current directors to the Company's board.

         In the event the Company should fail at its proposed business, as discussed elsewhere herein, it is likely that it would then become a "shell" company hoping to merge with or acquire another business. The present officers and directors have agreed that the policy of the Company with regard to potential candidates for merger or acquisition is that merger or acquisition will not be considered if any of the Company's promoters, management or their affiliates or associates has a direct or indirect ownership interest in the target candidate. Management believes this is the best policy, as it eliminates potential conflicts of interest, non-arm's length transactions, and the question of pecuniary benefit in the form of a windfall to related parties. Management is presently unaware of any circumstances under which this policy, through their own initiative, might be changed.

         The Company believes it has sufficient cash on hand to meet its minimum obligations only for a period of six to eight months. Unless during that time, arrangements are made through a licensing company to commence manufacture and marketing of either of the Company's two products, or unless during that time the Company should commence advertising and filling any

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orders for the collectible card package, it will have to raise additional funds.
The only source of potential funding which has yet been contemplated by management is the possibility of conducting a second securities offering, either to the public or targeted to the present shareholders. There is no guarantee that the existing shareholders would be willing to invest further funds in the Company's business, or that other shareholders could be persuaded to invest their money in the Company, particularly given its lack of activity and failure to generate revenues to date. Therefore, it must be said the Company's prospects for raising additional funds are not strong, and that there is a substantial risk that the Company may be unable to generate additional funds and could become a "shell" company.

Item 3.  Description of Property.

         The Company owns no properties and is utilizing space in the office of its president, located at 228 East 85th Street, New York, NY 10028, consisting mainly of a mailing address, phone service, and fax and copier services, at no charge, and this arrangement is intended to continue for the foreseeable future or until the Company has sufficient funds to lease its own space. The Company's president presently pays $1,400 monthly for his combination residence/studio, and has allocated a portion of the net proceeds of the Company's stock offering to be applied toward three months' rent on the studio, for the three months during which Mr. Krieger devoted most of his time and resources to services in connection with development of prototypes of the Company's two products.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

         The following table sets forth certain information with respect to the beneficial ownership of the Company's common stock owned by (i) each person known to own beneficially more than 5% of the outstanding shares; (ii) each director of the Company, and (iii) all directors and executive officers of the Company, as a group. The numbers shown are accurate as of the date of the Form 10-SB:

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

Name and address                                        Number of      Percentage Ownership
of Beneficial Owner                                    Shares Owned    --------------------
-------------------                                    ------------
Salem Krieger
228 East 85th Street, #6-D

New York, NY 10028 ...........................           450,000             43.3%

Peter Bernal
1910 East Jefferson Street
Orlando, Florida 32803 .......................           450,000             43.3%

Maureen Abato
2732 East 21st Street
Brooklyn, NY 11235 ...........................           100,000              9.6%


All officers and directors
as a group (two persons) .....................           900,000             86.6%

Item 5.  Executive Officers, Promoters and Control Persons.

         All directors of the Company hold office until the next annual meeting of the shareholders or until their successors are elected and have qualified. Officers hold office until their successors are appointed, subject to the earlier removal by the Board of Directors, or resignation. Directors are not compensated for acting in such capacity nor for attending meetings of the Board of Directors.

Directors and Executive Officers         Age        Positions Held
--------------------------------         ---        --------------

Salem Krieger
228 East 85th Street, #6-D
New York, NY 10028 .................      44      President, director

Peter Bernal
1910 East Jefferson Street
Orlando, Florida 32803 .............      38      Secretary, Treasurer, director


         SALEM KRIEGER, the Company's president and a director, has been a free-lance photographer and graphic artist for more than fifteen years, and operates his own photographic arts business. Beginning in 1985, his work has appeared in group exhibitions at numerous museums and galleries throughout New York and New Jersey, and at Rizzoli Galleries in New York City, Chicago, Dallas and Costa Mesa, California. His work has appeared in a number of

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magazines including Photo Review, American Art, Artnews and The New York times.
Mr. Krieger has been the recipient of numerous grants and awards commencing in 1985, including from the National Endowment for the Arts and the New Jersey State Council on the Arts. He has produced commercial photographic and graphic artwork for a number of corporations which have been featured in product advertisements, including for Frozfruit Fruit Bar Company and Merrill Lynch, and has produced artwork for a number of book covers for publishing companies such as Simon & Schuster, WH Freeman, MacMillan, and Collier Newfield.

         PETER BERNAL, the Company's secretary-treasurer and a director, studied art and photography at Mid-Florida Tech. During the 1980's he photographed weddings at the Sheraton Colonial Plaza Motor Inn in Orlando and Winter Park, Florida. He also performed photography services related to legal matters including contractual disputes over work product including the installation of hotel bathtubs. He was also involved in photography projects related to the adult-oriented entertainment industry in Orlando, primarily in nightclubs. Mr. Bernal has over twenty years' experience in the hospitality industry, including serving as Guest Services Director at the Tampa Airport Hilton hotel in Tampa, Florida. During 1998 and until May of 1999, he worked as an engineering trainee for Nelson Engineering in Melbourne, Florida. During the past five years Mr. Bernal has been an "on-call" banquet waiter with a number of hotels in the Central Florida area, and his employment has been sporadic with lengthy periods of unemployment due to the seasonal nature of the hotel banquet business. At the present time he is unemployed.

         MAUREEN ABATO, the Company's counsel, is not an officer or director but may be considered a promoter of the Company because of her efforts on the Company's behalf and her ownership of 100,000 shares of the Company's common stock. Ms. Abato graduated from New York University in 1980 and from Brooklyn Law School in 1984, and has been in private practice as a corporate and securities attorney in New York since 1985. She was also an owner of Metropolitan Stock Transfer Company, an SEC-registered transfer agency which ceased operations in 1990. During 1996-1997 she was also an associate at Singer, Zamansky, a securities law firm located in Manhattan. During 1989 she was a director of and counsel Medizone International, Inc., a public company engaged in research and development of medical uses of ozone. From 1991 to 1992 she was an officer, director and principal shareholder of (and counsel to) Avalon Enterprises, Inc., a "blank check" company which was later acquired by a private Oklahoma company and changed its name to Avalon Community Services. From 1991 to March, 1999, she was an officer, director and principal shareholder of (and counsel to) Bishop Equities, Inc., a "blank check" company which during March, 1999, participated in an acquisition of two private companies, Aethlon, Inc. and Hemex, Inc. From 1993 to 1997 she was an officer, director and principal shareholder of (and counsel to) Coronado Communications Corp., a public company which was later acquired by Nesko, Inc., and of Davenport Ventures, Inc. (now Royal Financial Corp.). During 1997 she was an officer and director (and principal shareholder) of The Enterprise, Inc. (now Ehealth.com), a public company. At the present time she is not an officer or director of any other companies, but it is her intention to become involved as an officer and director, and principal shareholder, of other companies and there is no restriction against her doing so. Conflicts of interest could arise, however, due to her fiduciary responsibility to the

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Company (as counsel and a promoter) and involvement with other businesses.

Item 6.  Executive Compensation.

         The Company's two officers were each paid a one-time fee in the amount of $2,500, for services rendered and to be rendered on the Company's behalf. Additional amounts may be paid to the officers, depending upon revenues and subject to approval of the Board of Directors. An additional $3,500 was paid to Salem Krieger for prototype development expenses, and Mr. Krieger donated his $2,500 officer's fee to Company expenses, which has been characterized in the Company's financial statements as a contribution to capital. The Company has no employment agreements with its officers and does not presently anticipate executing any such agreements. The officers devote only a small portion of their time to the Company's business and no limitations have been placed on the ability of the officers to engage in other business activities.
This could give rise to potential conflicts of interest.

Item 7.  Certain Relationships and Related Transactions.

         As of March 19, 1997, the Company issued 1,000,000 shares to Maureen Abato (counsel to the Company) for consideration of $1,000 paid in incorporation expenses. Subsequently, also as of March 19, 1997, Ms. Abato transferred 450,000 of her shares to Salem Krieger, the Company's president, and 450,000 shares to Peter Bernal, the Company's secretary-treasurer. No other shares or other securities have been issued to any of these three individuals and none are expected to be issued.

         In November, 1998, the Company's Articles of Incorporation were amended via a filing made with the Secretary of State of the State of Nevada, changing the Company's name to Navarone, Inc.

         Maureen Abato, the Company's counsel, was paid $5,000 as a legal fee and was reimbursed for certain expenses related to the offering of the Company's securities and other corporate matters.

         The Company utilizes office space at no charge in the office of its president, Salem Krieger, at the address provided elsewhere herein, and also utilizes office resources in the office of its counsel without charge. This arrangement is expected to continue for a reasonably foreseeable period of time, or until such time as the Company is financially able to open its own office.

         During November, 1998, the Company conducted an offering of its shares of common stock, pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and in reliance upon the exemption from registration provided in Regulation D and Rule 504. A total of $38,500 in gross proceeds was raised through the sale of 38,500 shares of common stock, all of which were sold to individual shareholders. Peter Bernal, the Company's secretary-treasurer and a

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director, purchased 250 shares in the public offering.

Item 8.  Description of Securities.

         The Company is authorized to issue 25,000,000 shares of common stock, $.001 par value per share, of which 1,038,500 shares were issued and outstanding as of the date of the Form 10- SB. No other securities have been issued. Shareholders are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted in the election of directors can elect all of the directors and thus effectively control the Company. Shareholders are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation, dissolution or winding up of the Company's affairs, are entitled to share ratably in all assets remaining after payment of liabilities. Shareholders have no preemptive rights and have no rights to convert their shares into any other securities. All of the outstanding shares were issued as fully-paid and nonassessable.

         Pursuant to the corporate statutes of the State of Nevada, certain corporate actions may be taken without a vote of or notice to the shareholders. Such actions would include participating in a merger or acquisition transaction with another corporate entity, which would not require a vote of the shareholders.

         A total of 1,000,000 of the shares currently issued and outstanding are eligible for sale pursuant to, and in compliance with, Rule 144 of the Securities Act of 1933, as amended. Rule 144 provides, in pertinent part, that a certain limited number of the Company's shares may be sold without registration, in unsolicited brokerage transactions, in reliance upon Rule 144 during any three-month period, provided that a holding period of at least one year has been satisfied. Rule 144 requires that an issuer of securities make available adequate current public information. This requirement could be deemed met if the issuer satisfies the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 and of Rule 15(c)2-11 thereunder. After satisfaction of a two-year holding period, non-affiliates of the Company may sell restricted securities without regard to the quantity limitations and regardless of whether or not adequate public information is available. In the event that a trading market should develop for the Company's securities, as to which no assurance can be given, sales of restricted shares may have a depressive effect upon the price of shares and may adversely affect the Company's ability to raise investment capital in the future.

         As disclosed elsewhere herein, in November, 1998, the Company conducted an offering of its shares of common stock to the public pursuant to an exemption from registration provided by Rule 504, Regulation D of the Securities Act of 1933, as amended.




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                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

         No public market has yet been established for the Company's shares. No dividends have been paid to date and none are expected to be paid in the foreseeable future.

         There are at present no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in the Company's securities, except that North Coast Securities, Inc., an NASD-member broker-dealer firm located in San Francisco, California, has expressed willingness to file an application to initiate trading on the Electronic Bulletin Board. No application has yet been filed.

         As of the date of the filing of the Form 10-SB, the Company has 23 shareholders of record.

         The existence of Rule 15(c)2-6 (the "Rule") should not noted. Promulgated under the Exchange Act, the Rule sets forth sales practice requirements for certain securities. The Rule imposes certain additional requirements on sales practices utilized by broker-dealers which may sell the Company's securities to persons other than established customers and "accredited investors." For transactions covered by the Rule, the special 'suitability determinations' for the proposed purchaser must be made by the broker, and a written agreement to the transaction must be furnished by the purchaser to the broker prior to the sale. In the event that a trading market should develop for the Company's shares, the Rule may have the effect of hampering the ability of shareholders to re-sell their shares.

         In addition, the Securities and Exchange Commission (the "Commission") has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks." Broker-dealers are required, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction, and must be given to the customer in writing before or with the customer's confirmation. Such disclosure requirements may have the effect of reducing the level of trading activity in the market for the Company's shares, in the event they are subject to the penny stock rules and in the event that a trading market should develop in the Company's shares (as to which no assurance can be given). Shareholders could therefore find it difficult to re-sell their shares.

Item 2.  Legal Proceedings.

         As of the date of the Form 10-SB, no legal proceedings are pending by or against the Company, nor, to Management's knowledge, have any legal proceedings been threatened.

Item 3.  Changes in and Disagreements With Accountants.

          None.

Item 4.  Recent Sales of Unregistered Securities.

         A total of 1,000,000 shares were issued on March 19, 1997, for consideration of $1,000 in incorporation expenses actually paid by the Company's counsel, Maureen Abato, who retained 100,000 of such shares and transferred the balance in equal parts to the Company's officers. (Salem Krieger and Peter Bernal each received 450,000 of Ms. Abato's shares.) These 1,000,000 shares were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended.

         In November, 1998, the Company conducted an offering of its securities pursuant to and in reliance upon the exemption from registration provided by Rule 504, Regulation D of the Securities Act of 1933, as amended. A total of 38,000 shares were sold, at a price of $1.00 per share, to a total of 21 investors, pursuant to an Offering Statement distributed to all potential investors prior to purchase. (It should be noted that Peter Bernal, the Company's secretary-treasurer and a director, purchased 250 shares in the public offering.) The Company conducted no advertising of its offering and there was no general solicitation of purchasers. The facts relied upon to make the exemption available included that the Company made adequate disclosure to the investors prior to sale in compliance with Rule 504; that both the manner of sale and the amount raised were within the limitations set forth in Rule 504; and that management made a determination, based upon a review of information contained in investor representation letters executed by all purchasers, that each investor was capable of understanding and evaluating the risks associated with a purchase of the Company's shares, and of making a reasonable determination to purchase the shares. All 38,500 shares were sold for cash consideration of $1.00 per share, and a total of $38,500 in cash proceeds was received by the Company. Of the 38,500 shares sold, 23,250 shares were sold to a total of twelve investors in New York State; a total of 13,000 shares were sold to seven investors in New Jersey; 2,000 shares were sold to one investor in Delaware, and 250 shares were sold in Florida to Peter Bernal, who is a principal shareholder, secretary-treasurer and a director of the Company.

Item 5.  Indemnification of Directors and Officers.

         The Company's Articles of Incorporation provide that no director or officer of the Company shall be personally liable to the Company or to any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of such officer or director, except for acts or omissions involving intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. The Company's Bylaws provide that the Company shall indemnify its directors and officers, including former directors and officers, against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which the directors or officers are made parties, by reason of being or having been such directors or officers, except in relation to matters as to which the director or officer shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Company, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than payment by the Company of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

                                    PART F/S

         Filed herewith are the registrant's audited financial statements for its last two fiscal years, ended December 31, 1997 and December 31, 1998, and for the six months ended May 31, 1999.


                                    PART III

Item 1.  Index to Exhibits.

         No. 2:            Charter and Bylaws
         No. 27.1          Financial Data Schedule

Item 2.  Description of Exhibits.

         The Company's charter (and amendment) and bylaws were previously filed. A Financial Date Schedule is filed with this amendment to Form 10-SB.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the date indicated below.


                                                           Navarone, Inc.
                                                     ---------------------------

Date:        July 6, 1999                         By:   Salem Krieger
       ---------------------------                   ---------------------------
                                                        Salem Krieger, President

                                 NAVARONE, INC.

                          AUDITED FINANCIAL STATEMENTS

                    MAY 31, 1999, DECEMBER 31, 1998 AND 1997

                          AUDITED FINANCIAL STATEMENTS

                                 NAVARONE, INC.

                    MAY 31, 1999, DECEMBER 31, 1998 AND 1997






                                TABLE OF CONTENTS
                                -----------------

                                                                            PAGE

INDEPENDENT AUDITORS' REPORT ...............................................  1

FINANCIAL STATEMENTS

  Balance Sheet ............................................................  2

  Income Statement .........................................................  3

  Statement of Deficit Accumulated During the Development Stage ............  4

  Statement of Cash Flows ..................................................  5


  Notes to Financial Statements ............................................ 6-8

                          INDEPENDENT AUDITORS' REPORT



June 18, 1999



To the Shareholders
NAVARONE, INC.
c/o Salem Krieger, President
228 East 85th Street - #6-D
New York, NY 10028


We have audited the accompanying balance sheet of Navarone, Inc. as of May 31, 1999, December 31, 1998 and 1997, and the related statements of income, deficit accumulated during the development stage and cash flows for the five months ended May 31, 1999, the year ended December 31, 1998 and the period March 19 (inception) to December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Navarone, Inc. as of May 31, 1999, December 31, 1998 and 1997, and the results of its operations and its cash flows for the periods then ended in conformity with generally accepted accounting principles.




/s/ ARNOLD BERMAN & COMPANY
---------------------------
ARNOLD BERMAN & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

                                 NAVARONE, INC.
                         A DEVELOPMENT STAGE ENTERPRISE
                                  BALANCE SHEET


                                     ASSETS

                                                                     May 31,                December 31,           December 31,
                                                                      1997                     1997                    1997
                                                                      ----                     ----                    ----

CURRENT ASSETS

     Cash                                                           $ 12,403                $ 17,925                $    -0-
                                                                    --------                --------                --------


OTHER ASSETS

     Deferred Organizational Costs (Net of
         accumulated amortization of $0)                               1,000                   1,000                   1,000
                                                                    --------                --------                --------


         TOTAL ASSETS                                               $ 13,403                $ 18,925                $  1,000
                                                                    ========                ========                ========




                      LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
         Accrued Expenses                                           $  1,047                $    187                $    -0-
                                                                    --------                --------                --------

SHAREHOLDERS' EQUITY

 Capital Stock, par value $0.001, 25,000,000 shares
   authorized, 1,038,500 outstanding at May 31,1999
   and December 31, 1998, and 1,000,000 at
    December 31, 1997                                                  1,039                   1,039                1,000
 Additional Paid-in Capital                                           34,326                  31,826                  -0-
 Deficit Accumulated During
    the Development Stage                                            (23,009)                (14,127)                 -0-
                                                                    --------                --------                --------

     TOTAL SHAREHOLDERS' EQUITY                                       12,356                  18,738                   1,000
                                                                    --------                --------                --------

          TOTAL LIABILITIES AND
           SHAREHOLDERS' EQUITY                                     $ 13,403                $ 18,925                $  1,000
                                                                    ========                ========                ========

SEE INDEPENDENT AUDITORS' REPORT
     AND ACCOMPANYING NOTES TO
         FINANCIAL STATEMENTS

                                 NAVARONE, INC.
                         A DEVELOPMENT STAGE ENTERPRISE
                                INCOME STATEMENT
                              FOR THE PERIODS ENDED



                                                                                 March 19,
                                                                                (Inception) to
                                                May 31,         December 31,    December 31,
                                                 1999              1998            1997

REVENUES                                        $ - 0 -         $  - 0 -        $   - 0 -
                                                --------        ---------       ----------




EXPENSES

Filing Fees                                       1,346              642            - 0 -
Prototype Development                             3,000            - 0 -            - 0 -
Website Development                               - 0 -            6,800            - 0 -
Rent                                              3,000            - 0 -            - 0 -
Directors Fees                                    - 0 -            5,000            - 0 -
Accounting Fees                                   1,515            1,500            - 0 -
Other                                                21              185            - 0 -
                                                --------        ---------       ----------

  TOTAL EXPENSES:                                 8,882           14,127            - 0 -
                                                --------        ---------       ----------

LOSS INCURRED DURING THE
 DEVELOPMENT STAGE                              $(8,882)        $(14,127)       $   - 0 -
                                                =======         ========        ==========


PER SHARE INFORMATION

LOSS INCURRED DURING THE
       DEVELOPMENT STAGE                        $(0.0086)       $(0.0136)       $   - 0 -


SEE INDEPENDENT AUDITORS' REPORT
AND ACCOMPANYING NOTES TO
FINANCIAL STATEMENTS

                                 NAVARONE, INC.
                         A DEVELOPMENT STAGE ENTERPRISE
         STATEMENT OF DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE
                  FOR THE PERIOD MARCH 19, 1997 TO MAY 31, 1999



                                                                                                                          DEFICIT
                                                                                                                         ACCUMULATED
                                                                                                      ADDITIONAL          DURING THE
                                                                                    COMMON             PAID-IN           DEVELOPMENT
                                                                  TOTAL             STOCK              CAPITAL              STAGE
                                                                  -----             -----              -------              -----

Issuance of Common Stock at
  Inception - March 19, 1997                                    $  1,000             $1,000            $   -0-                 -0-

Deficit Accumulated During
 the Development Stage                                               -0-                -0-                -0-                 -0-

                                                                 --------             ------            --------            --------
Balance - December 31, 1997                                        1,000              1,000                -0-                 -0-

Initial Offering (Net)                                            31,865                 39              31,826                -0-

Deficit Accumulated During
 the Development Stage                                           (14,127)               -0-                -0-              (14,127)

                                                                --------             ------            --------            --------
Balance - December 31, 1998                                       18,738              1,039              31,826             (14,127)

Capital Contribution                                               2,500                -0-               2,500                -0-

Deficit Accumulated During
  the Development Stage                                           (8,882)               -0-                -0-               (8,882)

                                                                --------             ------            --------            --------
Balance - May 31, 1999                                          $ 12,356             $1,039            $ 34,326            $(23,009)
                                                                ========             ======            ========            ========


SEE INDEPENDENT AUDITORS' REPORT
AND ACCOMPANYING NOTES TO
FINANCIAL STATEMENTS

                                 NAVARONE, INC.
                         A DEVELOPMENT STAGE ENTERPRISE
                            STATEMENT OF CASH FLOWS
                             FOR THE PERIODS ENDED


                                                                                        March 19
                                              January 1 to        January 1 to       (Inception) to
                                                May 31,           December 31,         December 31,
                                                 1999                1998                 1997
                                                 ----                ----                 ----


OPERATING ACTIVITIES
   Deficit Accumulated During
      the Development Stage                     (8,882)            $(14,127)            $ - 0 -

   Adjustments to Reconcile Deficit
           Accumulated During the
           Development Stage to Net
           Cash Used In Operating
           Activities:

      Increase in Accrued Expenses                 860                  187             - 0 -
                                                ------             --------             -----


NET CASH USED IN
   OPERATING ACTIVITIES                         (8,022)             (13,940)            - 0 -
                                                ------             --------             -----

FINANCING ACTIVITIES

Capital Contribution                             2,500                - 0 -             - 0 -

Issuance of Common Stock                         - 0 -               31,865             - 0 -
                                                ------             --------             -----

NET CASH PROVIDED BY
   INVESTING ACTIVITIES                          2,500               31,865             - 0 -
                                                ------             --------             -----


(DECREASE) INCREASE IN CASH                     (5,522)              17,925             - 0 -

CASH - BEGINNING OF PERIOD                      17,925                - 0 -             - 0 -
                                                ------             --------             -----
CASH - END OF PERIOD                            12,403             $ 17,925             $ - 0 -
                                                ======             ========             =====


SEE INDEPENDENT AUDITORS' REPORT
AND ACCOMPANYING NOTES TO
FINANCIAL STATEMENTS

                                 NAVARONE, INC.
                         A DEVELOPMENT STAGE ENTERPRISE
                          NOTES TO FINANCIAL STATEMENTS
                    MAY 31, 1999, DECEMBER 31, 1998 AND 1997







NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Navarone, Inc. (the Corporation) is presented to assist in understanding the Corporation's financial statements. The financial statements and notes are representations of the Corporation's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Activities
--------------------

The Corporation was organized under the laws of the State of Nevada on March 19, 1997. It intends to develop and pursue patent protection for novelty items for the photographic industry. The Corporation also intends to manufacture and market its inventions.

The Corporation maintains, rent free, a mailing address at the office of one of its officers at 228 East 85th Street, New York, New York 10028.

Development Stage Enterprise
----------------------------

The Corporation is devoting substantially all of its efforts to establish a new business and planned principal operations have not commenced.

Basis of Accounting
-------------------

The financial statements of the Corporation have been prepared on the accrual basis.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Income Taxes
------------

Due to the losses accumulated during the development stage, the Corporation has not provided for Federal income taxes.

                                 NAVARONE, INC.
                         A DEVELOPMENT STAGE ENTERPRISE
                          NOTES TO FINANCIAL STATEMENTS
                    MAY 31, 1999, DECEMBER 31, 1998 AND 1997

NOTE 2 - CASH

The Corporation's attorney currently holds monies belonging to the Corporation in a non-interest bearing and noninsured account.



NOTE 3 - ORGANIZATIONAL COSTS

Initial costs incurred in the establishment of the Corporation have been deferred and will be amortized over five years once operations commence.

Pursuant to Financial Accounting Standards Board's Statement of Position 98-5, subsequent organization costs have been expensed as incurred.



NOTE 4 - COMMON STOCK

On March 19, 1997, the Corporation issued 1,000,000 shares of common stock. In December, 1998, the Corporation issued an additional 38,500 shares of common stock at $1 per share. Offering costs in the approximate amount of $6,635 have been charged to Additional Paid-in Capital.



NOTE 5 - RELATED PARTIES

The principal shareholders are officers of the Corporation who also provide legal and managerial services to the Corporation. Prototype development has been provided by the President of the Corporation utilizing existing studio space, equipment and materials at an estimated total value of $6,000. The President has donated $2,500 of these expenses as a capital contribution.

As anticipated in the offering plan the following fees have been paid to principal shareholders of the Corporation:

                           Officers fees             $   5,000
                           Legal fees                    5,000
                                                     ---------
                                                       $10,000
                                                     =========

                                 NAVARONE, INC.
                         A DEVELOPMENT STAGE ENTERPRISE
                         NOTES TO FINANCIAL STATEMENTS
                    MAY 31, 1999, DECEMBER 31, 1998 AND 1997


NOTE 6 - RISK FACTORS

The Corporation is in the early stages of development. Management believes that the net proceeds from the recent issuance of shares will be sufficient to implement its initial plan of operation. Continued operations, however, will depend on the Corporation's ability to succeed in a highly competitive industry with limited available resources.